February 4, 2019

Stephen Burns
Chief Executive Officer
Workhorse Group Inc.
100 Commerce Drive
Loveland, OH 45140

       Re: Workhorse Group Inc.
           Registration Statement on Form S-3
           Filed December 26, 2018
           File No. 333-229024

Dear Mr. Burns:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact J. Nolan McWilliams, Attorney-Advisor, at (202) 551-3217 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Transportation and Leisure
cc:    Stephen M. Fleming, Esq.